SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)^

ACORN INTERNATIONAL, INC.

(Name of Issuer)

Ordinary Shares**

American Depositary Shares

(Title of Class of Securities)

004854105***

(CUSIP Number)

Theresa Roche

c/o OAR Management, Inc.

9911 S. 78th Avenue

Hickory Hills, IL 60457

708-430-9337

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
^	This Schedule 13D also serves as Amendment No. 6 to the Schedule 13D originally filed with the Securities and Exchange Commission on July 22, 2011 by Ritsuko Hattori-Roche and has been amended from time to time thereafter, including by this Schedule 13D (Amendment No. 10) filed with the Securities and Exchange Commission on November 5, 2019.
**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 20 ordinary shares.
***	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 004854105

1	Names of Reporting Persons Robert W. Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: None
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 0%(1)
14	Type of Reporting Person (See Instructions): IN

(1)

This percentage and the percentages in Box 13 on the following pages are based 51,619,218 ordinary shares, par value US$0.01 per share, of the Issuer outstanding as of October 11, 2019, 34,473,080 of which were represented by American Depositary Shares (“ADSs”). The foregoing is according to the Issuer’s proxy statement dated October 18, 2019.

CUSIP No.: 004854105

1	Names of Reporting Persons The Moore Bay Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Alaska
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,751,760
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,751,760
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,751,760(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 3.4%
14	Type of Reporting Person (See Instructions): OO

(1)	Includes 87,588 ADSs (representing a total of 1,751,760 ordinary shares) held by The Moore Bay Trust.

CUSIP No.: 004854105

1	Names of Reporting Persons Edward J. Roche, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,751,760
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,751,760
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,751,760 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 3.4%
14	Type of Reporting Person (See Instructions): IN

(1)	Includes 87,588 ADSs (representing a total of 1,751,760 ordinary shares) held by The Moore Bay Trust, for which Mr. Edward J. Roche, Jr. is a trustee and exercises sole dispositive and voting power.

CUSIP No.: 004854105

1	Names of Reporting Persons Ritsuko Hattori-Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 38,967,937
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 38,967,937
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,967,937(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 75.5%(18)
14	Type of Reporting Person (See Instructions): IN

(1)	Includes (a) 13,899,267 ordinary shares and 176,184 ADSs (representing a total of 3,523,680 ordinary shares) owned by Ritsuko Hattori-Roche, (b) 129,770 ordinary shares and 993,511 ADSs (representing a total of 19,870,220 ordinary shares) owned directly by Bireme Limited, which is wholly owned by Ritsuko Hattori-Roche and (b) 77,250 ADSs (representing a total of 1,545,000 ordinary shares) owned directly by Catalonia Holdings, LLC, a Delaware limited liability company owned 100% by Parador Trust, a New Hampshire Revocable Trust for which Ritsuko Hattori-Roche is the grantor, as to which Ritsuko Hattori-Roche has sole voting and dispositive power.

CUSIP No.: 004854105

1	Names of Reporting Persons Bireme Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 19,999,990
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 19,999,990
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,999,990(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 38.7%(6)
14	Type of Reporting Person (See Instructions): CO

(1)	Includes 129,770 ordinary shares and 993,511 ADSs (representing a total of 19,870,220 ordinary shares).

CUSIP No.: 004854105

1	Names of Reporting Persons Catalonia Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,545,000
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,545,000
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,545,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 3.0%(22)
14	Type of Reporting Person (See Instructions): OO

(1)	Includes 77,250 ADSs (representing a total of 1,545,000 ordinary shares) held directly by Catalonia Holdings LLC, a Delaware limited liability company owned 100% by Parador Trust, a New Hampshire Revocable Trust for which Ritsuko Hattori-Roche is the grantor, as to which Ritsuko Hattori-Roche has sole voting and dispositive power.

CUSIP No.: 004854105

1	Names of Reporting Persons Joseph Cachey, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 48,500
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 48,500
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,500 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 0.09%
14	Type of Reporting Person (See Instructions): IN

(15)	Consists of 2,425 ADSs (representing a total of 48,500 ordinary shares) held directly by Mr. Joseph Cachey, Jr.

EXPLANATORY NOTE

The following constitutes Amendment No. 11 to the Schedule 13D (as amended to date, the “Schedule 13D”) filed by the undersigned (“Amendment No. 11”) relating to the shares of the Issuer. This Amendment No. 11 amends and supplements the Schedule 13D as specifically set forth herein; otherwise, all items or responses not described herein remain as previously reported in the Schedule 13D. Capitalized terms used in this Amendment No. 11 that are not defined herein have the meanings given to them in the Schedule 13D.

This Amendment No. 11 also serves as Amendment No. 6 to the Schedule 13D originally filed with the Securities and Exchange Commission on July 22, 2011 by Ritsuko Hattori-Roche and has been amended from time to time thereafter, including by Amendment No. 10 to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on November 5, 2019 (as amended to date, the “Ritsuko Schedule 13D”). This Amendment No. 11 amends and supplements the Ritsuko Schedule 13D as specifically set forth herein; otherwise, all items or responses not described herein remain as previously reported in the Ritsuko Schedule 13D.

While the Reporting Persons determined that they may be deemed a group pursuant to Securities Exchange Act Rule 13d-5(b)(1), the Reporting Persons expressly disclaim status as a “group” for purposes of the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented with the following:

On February 14, 2020, Mr. Robert W. Roche delivered a letter (the “February 2020 Letter”) to the special committee of the board of directors of the Issuer informing the special committee that in light of the uncertainties regarding the impact that the coronavirus outbreak will have on the economy, at this time the Acquisition Group is not prepared to pursue the Acquisition at a purchase price of $0.975 per ordinary share or $19.50 per ADS, and that the Acquisition Group remains interested in the Acquisition and in continuing negotiations with the special committee regarding the Acquisition.

No assurances can be given that the Acquisition will be consummated. Furthermore, no legally binding obligation with respect to a transaction between the Acquisition Group and the Issuer will exist unless and until mutually acceptable definitive documentation has been executed and delivered with respect thereto. The Reporting Persons continue to reserve the right to modify or withdraw the Proposal Letter at any time.

The Acquisition and the transactions proposed thereby, if consummated, may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, and the delisting of the ADSs from the NYSE.

The summary above is qualified in its entirety by reference to the February 2020 Letter, attached as an exhibit, which is incorporated by reference herein.

Other than as described in the Schedule 13D as supplemented by this Amendment No. 11, the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 11 is incorporated herein by reference.

Item 7.	Material to be Filed as an Exhibit

99.1	Letter dated February 14, 2020 delivered to the special committee of the board of directors of the Issuer.
99.2	Joint Filing Agreement*

*	Incorporated herein by reference from Exhibit 99.1 to Amendment No. 9 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 26, 2016.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2020

/s/ Robert W. Roche		/s/ Edward J. Roche, Jr.
Robert W. Roche		Edward J. Roche, Jr.

Catalonia Holdings, LLC
By:	/s/ Theresa Roche	/s/ Ritsuko Hattori-Roche
Name:	Theresa Roche	Ritsuko Hattori-Roche
Title:	Manager

Bireme Limited		The Moore Bay Trust
By:	/s/ Ritsuko Hattori-Roche	By:	/s/ Edward J. Roche, Jr.
Name:	Ritsuko Hattori-Roche	Name:	Edward J. Roche, Jr.
Title:	Director	Title:	Trustee

/s/ Joseph Cachey, Jr.
Joseph Cachey, Jr.

[Signature page to Amendment No. 11 to Schedule 13D]

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